New Jersey Mining Company
P.O. BOX 1019
KELLOGG, ID 83837
(208) 783-3331 [PHONE OR FAX]

February 6, 2008
Revised February 8, 2008
Jill S. Davis, Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 7010
Washington, D.C. 20549-7410

Dear Ms. Davis:

Following are responses to the SEC’s comments faxed to our office on February 6, 2008 relating to the Company’s 2006 Form 10-KSB filed March 28, 2007 and 2007 Form 10QSB for Fiscal Quarter Ended September 30, 2007 filed November 13, 2007. These comments are specifically regarding our response to your original comments and the associated amended Form 10KSB filed as correspondence on January 10, 2008. We have discussed our planned responses with internal staff and with our auditors and submit the following responses: I believe we have responded fully to the comments made by SEC. A marked filing of the proposed revisions to the Form 10-KSB is included for reference.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Statement of Operations, page 30

1.

Comment: We note from your response to prior comment number two that you will expand your accounting policy footnote to indicate that “Other income and expense transactions are presented at net unless they are material, in which case they are separated as unique expense and revenue items.” Please revise your proposed policy to reference, instead, your accounting policy with respect to timber sales and why you reflect them as net. In this regard, we note from your response that these sales are not a normal part of your business but instead appear to be the result of peripheral or incidental transactions.

Response: We have, upon further reflection, decided to present our timber revenue and expense as separate items on the statement of operations. Additionally we have revised our policy footnote on page 35 to specifically discuss Timber sales.

2.

Comment: Additionally, it appears from your revised disclosure that your policy decision on whether to present items gross or net is a matter of materiality. Please cite the authoritative literature you are relying on in support of this position or otherwise clarify your accounting policy as necessary.

Response: We have removed any mention of materiality from our policy and are now presenting timber sales as gross.

3.	Comment: Finally, please briefly describe the nature of your involvement in timber sales, including the assets you own that contribute the timber, and how and when you generate these sales.

Response: The Company has about 70 acres of timberland associated with its Coleman Mine property upon which logging campaigns occur on a 10-15 year cycle. Logging operations will be conducted by hiring independent contractors to cut and haul the logs to local markets.

Closing Comments

In accordance with the Staff’s request, we acknowledge that:

  The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that our response adequately addresses the Staff’s comments and respectfully request that the Staff advise us at its earliest convenience if the Staff believes that any of the responses set forth in this letter are incomplete or unsatisfactory or if the Staff has any further comments on our filings.

Sincerely,

Fred W. Brackebusch
President